                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                            -----------------------

                                  SCHEDULE 13G

                        Under the Securities Act of 1934


                                   Aaon, Inc.
            -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.004 par value per share
            -------------------------------------------------------
                         (Title of Class of Securities)


                                   000360206
            -------------------------------------------------------
                                 (CUSIP Number)


                                 July 27, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)


The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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-------------------                                           ------------------
CUSIP No. 000360206                     13G                   Page 2 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1  Name of Reporting Person      Steven A. Van Dyke

   I.R.S. Identification No. of Above Person      Not applicable
--------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3  SEC Use Only
--------------------------------------------------------------------------------
4  Citizenship or Place of Organization

   United States
--------------------------------------------------------------------------------
Number of Shares         5  Sole Voting Power

                            0
--------------------------------------------------------------------------------
  Beneficially           6  Shared Voting Power
    Owned by
                            1,044,990
--------------------------------------------------------------------------------
 Each Reporting          7  Sole Dispositive Power

                            0
--------------------------------------------------------------------------------
   Person With           8  Shared Dispositive Power

                            1,044,990
--------------------------------------------------------------------------------
9  Aggregate Amount Beneficially Owned by Each Reporting Person

   1,044,990
--------------------------------------------------------------------------------
10 Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See
   Instructions) [_]
--------------------------------------------------------------------------------
11 Percent of Class Represented by Amount in Row (9)

   16.8%
--------------------------------------------------------------------------------
12 Type of Reporting Person (See Instructions)

   IN, HC
--------------------------------------------------------------------------------
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-------------------                                           ------------------
CUSIP No. 000360206                    13G                    Page 3 of 10 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
1  Name of Reporting Person    Douglas P. Teitelbaum

   I.R.S. Identification No. of Above Person     Not applicable
--------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3  SEC Use Only
--------------------------------------------------------------------------------
4  Citizenship or Place of Organization

   United States
--------------------------------------------------------------------------------
Number of Shares        5   Sole Voting Power

                            0
                      ----------------------------------------------------------
  Beneficially          6   Shared Voting Power
    Owned by
                            1,044,990
                      ----------------------------------------------------------

 Each Reporting         7   Sole Dispositive Power

                            0
                      ----------------------------------------------------------

  Person With           8   Shared Dispositive Power

                            1,044,990
--------------------------------------------------------------------------------
9  Aggregate Amount Beneficially Owned by Each Reporting Person

   1,044,990
--------------------------------------------------------------------------------

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See
   Instructions) [_]
--------------------------------------------------------------------------------
11 Percent of Class Represented by Amount in Row (9)

   16.8%
--------------------------------------------------------------------------------
12 Type of Reporting Person (See Instructions)

   IN, HC
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 000360206                   13G                     Page 4 of 10 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
1   Name of Reporting Person  Tower Investment Group, Inc.

    I.R.S. Identification No. of Above Person  59-2924229
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Citizenship or Place of Organization

    Florida
--------------------------------------------------------------------------------
Number of Shares    5       Sole Voting Power

                            1,044,990
                  --------------------------------------------------------------
  Beneficially      6       Shared Voting Power
    Owned by
                            0
                  --------------------------------------------------------------
 Each Reporting     7       Sole Dispositive Power

                            1,044,990
                  --------------------------------------------------------------
  Person With       8       Shared Dispositive Power

                            0
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person

    1,044,990
--------------------------------------------------------------------------------
10 Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)

    16.8%
--------------------------------------------------------------------------------
12  Type of Reporting Person (See Instructions)

    HC
--------------------------------------------------------------------------------
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-------------------                                           ------------------
CUSIP No. 000360206                    13G                    Page 5 of 10 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
1  Name of Reporting Person  Bay Harbour Management, L.C.

   I.R.S. Identification No. of Above Person  59-3418243
--------------------------------------------------------------------------------
2  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3  SEC Use Only
--------------------------------------------------------------------------------
4  Citizenship or Place of Organization

   Florida
--------------------------------------------------------------------------------
 Number of Shares   5       Sole Voting Power

                            1,044,990
                  --------------------------------------------------------------
   Beneficially     6       Shared Voting Power
   Owned by
                            0
                  --------------------------------------------------------------
 Each Reporting     7       Sole Dispositive Power

                            1,044,990
                  --------------------------------------------------------------
  Person With       8       Shared Dispositive Power

                            0
--------------------------------------------------------------------------------
9  Aggregate Amount Beneficially Owned by Each Reporting Person

   1,044,990
--------------------------------------------------------------------------------
10 Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See
   Instructions) [_]
--------------------------------------------------------------------------------
11 Percent of Class Represented by Amount in Row (9)

   16.8%
--------------------------------------------------------------------------------
12 Type of Reporting Person (See Instructions)

   IA
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 000360206                     13G                   Page 6 of 10 Pages
-------------------                                           ------------------

Item 1(a)      Name of Issuer:

               Aaon, Inc. (the "Issuer")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               2425 South Yukon
               Tulsa, Oklahoma 74107

Item 2(a)      Name of Person(s) Filing:

               Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Mr. Van Dyke"), in his capacity as a stockholder and President of Tower, and Douglas P. Teitelbaum ("Mr. Teitelbaum"), in his capacity as a stockholder of Tower.

Item 2(b)      Address of Principal Business Office:

               The principal business address of Bay Harbour, Tower and Mr. Van Dyke is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602. Mr. Teitelbaum's principal business address is 885 Third Avenue, 34th Floor, New York, NY 10022.

Item 2(c)      Citizenship:

               Bay Harbour - Florida
               Tower - Florida
               Mr. Van Dyke - United States
               Mr. Teitelbaum - United States

Item 2(d)      Title of Class of Securities

               Common Stock, $.004 par value per share ("Aaon Common Stock")

Item 2(e)      CUSIP Number:

               000360206

Item 3         The person(s) filing is (are):

               Bay Harbour is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
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-------------------                                           ------------------
CUSIP No. 000360206                   13G                     Page 7 of 10 Pages
-------------------                                           ------------------

            Tower is a parent holding company of Bay Harbour.

            Mr. Van Dyke is a "parent holding company" of Bay Harbour.

            Mr. Teitelbaum is a "parent holding company" of Bay Harbour.

Item 4(a)   Amount Beneficially Owned:

            As of July 27, 1999, Bay Harbour may be deemed to be the beneficial owner of 1,044,990 shares of Aaon Common Stock as a result of voting and dispositive power that it held with respect to the 1,044,990 shares of Aaon Common Stock held for the account of five private investment funds and three managed accounts.

            As of July 27, 1999, Tower may be deemed to be the beneficial owner of the 1,044,990 shares of Aaon Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Tower is the majority stockholder of Bay Harbour.

            As of July 27, 1999, Mr. Van Dyke may be deemed beneficial owner of 1,044,990 shares of Aaon Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Van Dyke is a stockholder and President of Tower.

            As of July 27, 1999, Mr. Teitelbaum may be deemed the beneficial owner of 1,044,990 shares of Aaon Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Teitelbaum is a stockholder of Tower.

Item 4(b)   Percent of Class:

            16.8%

Item 4(c):  Number of shares as to which Bay Harbour has:

            (i)    sole power to vote or direct the vote:  1,044,990
            (ii)   shared power to vote or to direct the vote:  0
            (iii)  the sole power to dispose of or to direct the disposition of:
                   1,044,990
            (iv)   shared power to dispose of or to direct the disposition of: 0

            Bay Harbour does not currently possess any rights to acquire additional shares of Aaon Common Stock.
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-------------------                                           ------------------
CUSIP No. 000360206                   13G                     Page 8 of 10 Pages
-------------------                                           ------------------

            Number of shares as to which Tower has:

            (i)    sole power to vote or direct the vote:  1,044,990
            (ii)   shared power to vote or to direct the vote:  0
            (iii)  the sole power to dispose of or to direct the disposition of:
                   1,044,990
            (iv)   shared power to dispose of or to direct the disposition of: 0

            Tower does not currently possess any rights to acquire additional shares of Aaon Common Stock.

            Number of shares as to which Mr. Van Dyke has:

            (i)    sole power to vote or direct the vote:  0
            (ii)   shared power to vote or to direct the vote:  1,044,990
            (iii)  the sole power to dispose of or to direct the disposition of:
                   0
            (iv)   shared power to dispose of or to direct the disposition of:
                   1,044,990

            Mr. Van Dyke does not currently possess any rights to acquire additional shares of Aaon Common Stock.

            Number of shares as to which Mr. Teitelbaum has:

            (i)    sole power to vote or direct the vote:  0
            (ii)   shared power to vote or to direct the vote:  1,044,990
            (iii)  the sole power to dispose of or to direct the disposition of:
                   0
            (iv)   shared power to dispose of or to direct the disposition of:
                   1,044,990

            Mr. Teitelbaum does not currently possess any rights to acquire additional shares of Aaon Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable

Item 6.     Ownership of More than 5% on Behalf of Another Person.

The limited partners of the partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. Other than
Trophy Hunter Investments, Ltd., no such fund, single limited partner of any of such funds nor any investor in a
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-------------------                                           ------------------
CUSIP No. 000360206                   13G                     Page 9 of 10 Pages
-------------------                                           ------------------

managed account has the right to receive, nor the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Aaon Common Stock reported in this Schedule 13G representing more than five percent of the outstanding Aaon Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          See Item 3 hereof.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of the Group.

          Not applicable.

Item 10.  Certification.

          By signing below, each of the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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-------------------                                          -------------------
CUSIP No. 000360206                   13G                    Page 10 of 10 Pages
-------------------                                          -------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

                                BAY HARBOUR MANAGEMENT, L.C.


Date:  July 29, 1999            By:  /s/ Steven A. Van Dyke
                                   -------------------------------
                                Name:    Steven A. Van Dyke
                                Title:   President and Chief
                                         Executive Officer


                                TOWER INVESTMENT GROUP, INC.


Date:  July 29, 1999            By:  /s/ Steven A. Van Dyke
                                   -------------------------------
                                Name:    Steven A. Van Dyke
                                Title:   President


Date:  July 29, 1999                    /s/ Steven A. Van Dyke
                                ----------------------------------
                                            Steven A. Van Dyke


Date:  July 29, 1999                    /s/ Douglas P. Teitelbaum
                                ----------------------------------
                                            Douglas P. Teitelbaum

                                 Exhibit Index

Exhibit I Joint Filing Agreement, dated July 29, 1999, by and among Bay Harbour Management, L.C., Tower Investment Group, Inc., Steven A. Van Dyke and Douglas P. Teitelbaum.